GG MARS CAPITAL

The following table sets forth certain information with respect to the executive officers, directors and controlling persons of GG Mars Capital. The business address for each director and executive officer is c/o GG Mars Capital, Inc., Illinois, USA.

Name	Position with GG Mars Capital	Present Principal Occupation or Employment	Citizenship
Vivienne Passley	President	President	USA